Exhibit 9

NOTEHOLDER AGREEMENT

1. Note and Warrant Purchase Agreement.

     (a) Reference is made to the Note and Warrant Purchase Agreement (the “Purchase Agreement”) dated as of the date hereof, by and among the Company, Deutsche Bank AG— London acting through DB Advisors, LLC as investment advisor (“DB”) and Essar Global Limited (“Essar,” and together with DB, the “Purchasers”). Capitalized terms used but not defined herein shall have the meanings given to them in the Purchase Agreement.

     (b) The undersigned holder of Subordinated Debt (the “Noteholder”) hereby acknowledges and confirms that the Noteholder has received and read a copy of the Purchase Agreement.

2. Representations and Warranties.

     (a) The Noteholder hereby represents and warrants to the Purchasers that:

        (i) The Noteholder has all requisite power and authority to execute, deliver and perform this Noteholder Agreement. The execution, delivery and performance of this Noteholder Agreement by the Noteholder have been duly authorized by the Noteholder. This Noteholder Agreement has been duly executed and delivered by the Noteholder and constitutes a valid and binding obligation of the Noteholder, enforceable against the Noteholder in accordance with its terms, except as may be limited by bankruptcy, insolvency or other laws affecting the rights of creditors generally.

        (ii) The execution, delivery and performance of this Noteholder Agreement by the Noteholder does not (A) if the Noteholder is not an individual, conflict with, or result in any violation or breach of any provision of the organizational or governing documents of the Noteholder, (B) result in any violation or breach of, constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract or other agreement, instrument or obligation to which the Noteholder is a party or by which the Noteholder or any of the Noteholder’s properties or assets may be bound, or (C) conflict with or violate any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Noteholder or any of the Noteholder’s properties or assets.

        (iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or other person is required by or with respect to the Noteholder in connection with the execution, delivery and performance of this Noteholder Agreement.

        (iv) The Noteholder is the legal owner of the following debt and equity interests in the Company or its Subsidiaries, all of which are listed on Exhibit A hereto, free and clear of any security interests, liens, claims, pledges, restrictions, charges or other encumbrances or restrictions of any nature whatsoever (other than restrictions imposed under any applicable securities laws): (A) Subordinated Debt in the original principal amounts of $4,212,236 and $9,194,844, warrants to purchase shares of Common Stock of the Company, shares of Series D and E Preferred Stock of the Company and 2,572,364 shares of Common Stock of the Company (collectively, the “Released Interests”), and (B) 16,486,842 shares of Common Stock of the Company, which includes 150,838 shares of Common Stock held by TC CO-Investors LLC (the “Non-Released Interests,” and together with the Released Interests, the “Company Interests”). Except for the Company Interests, the Noteholder does not own any debt or equity or other interests in, or any interests convertible into, exchangeable or exercisable for any debt or equity interests in the Company or any of its Subsidiaries.

          (v) Except as disclosed pursuant to Section 3.21 of the Purchase Agreement, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by the Purchase Agreement based upon arrangements made by or on behalf of the Noteholder or any Affiliate of the Noteholder.

3. Additional Agreements.

     (a) The Noteholder hereby agrees to indemnify the Purchasers and their Affiliates, officers, directors, employees and agents (collectively, the “Indemnitees”) and hold the Indemnitees harmless from any loss, liability, damage, demand, claim, cost, suit, action or cause of action, judgment, award, assessment, interest, penalty or expense (including, without limitation, reasonable expenses of investigation and reasonable attorneys’ and consultants’ fees) suffered or incurred by the Indemnitees for or on account of or arising from or in connection with any breach by the Noteholder of any of the representations and warranties contained herein.

     (b) The Noteholder hereby agrees that the amount of the Purchase Price to be allocated to the Noteholder’s Subordinated Debt pursuant to Schedule 2 of the Purchase Agreement is sufficient to extinguish all of the Company’s obligations under the Noteholder’s Subordinated Debt, and, upon Closing and the payment of the Purchase Price by the Purchasers in accordance with the terms of the Purchase Agreement, all of the Company’s obligations to the Noteholder under the Subordinated Debt will be extinguished.

     (c) For other good and valuable consideration, effective upon the payment of the Noteholder’s Subordinated Debt as contemplated by Section 3(b) hereof, the Noteholder hereby agrees to the termination and cancellation of the Released Interests.

     (d) The Noteholder hereby agrees to release and forever discharge the Company and its Subsidiaries, and their respective successors and assigns (collectively, the “Releasees”), from any and all actions, causes of action, suits, debts, dues, sums of money, accounts, covenants, contracts, controversies, agreements, promises, trespasses, damages, judgments, executions, claims and demands whatsoever, in law or equity, known or unknown, which the Noteholder and its successors and assigns ever had, now have or hereafter can, shall or may have against the Releasees from the beginning of the world to the date of this Agreement with respect to the Released Interests, upon the payment by the Purchasers of the Noteholder’s portion of the Purchase Price in accordance with the terms of the Purchase Agreement.

4. Governing Law. This Noteholder Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of laws rules thereof.

Date: November 5, 2003
THAYER EQUITY INVESTORS, III, L.P.
By: TC Equity Partners, LLC, Its General Partner

	By:	/s/ Christopher M. Temple

	Name:	Christopher M. Temple

	Title:	An Authorized Officer

EXHIBIT A

Released Interests

The Amended and Restated Convertible Promissory Note, dated April 11, 2003, in the original principal amount of $9,194,844, payable by the Company to the order of Thayer Equity Investors III, L.P.

The Amended and Restated Promissory Note, dated April 11, 2003, in the original principal amount of $4,212,236, payable by IQI to the order of Thayer Equity Investors III, L.P.

The following warrants to purchase shares of Common Stock of the Company:

Thayer Equity Investors III, L.P.	W - 1	1,100,000	$1.96	4/7/98
Thayer Equity Investors III, L.P.	W3 - 1	261,240	$2.375	7/9/98
Thayer Equity Investors III, L.P.	W4 - 1	907,984	$0.90625	6/30/99

144,493.39 shares of Series D Preferred Stock of the Company.

61,415.43 shares of Series E Preferred Stock of the Company.

2,572,364 shares of Common Stock of the Company.

Non-Released Interests

16,486,842 shares of Common Stock of the Company, which includes 150,838 held by TC CO-Investors LLC.